FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 15, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö    Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___    No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Argentine Court Reverses Decision Against Tenaris’s CEO and Chairman.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Argentine Court Reverses Decision Against Tenaris’s CEO and Chairman

Luxembourg, April 15, 2019 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) has been informed that, earlier today, an Argentine court of appeals reviewing the preliminary decision (procesamiento) of November 27, 2018 issued by the first-instance judge investigating the Notebooks Case with respect to Paolo Rocca, Chairman and CEO of Tenaris, reversed the procesamiento on the basis of absence of necessary and sufficient grounds to link Mr. Rocca with the proceedings. Further investigation into the payments and their alleged justifications would be necessary.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.